September 9, 2011

A Leap of Faith

Dear Shareholders,

With the political and economic events so negative and so intense it is easy to lose sight of the bigger picture. I have to keep reminding myself that I have seen this "movie" before and I know how it plays out.
For those of you old enough to remember, here is a little refresher course, and for those of you not that old, a little history lesson: In the 1970s the economy was described as "stag-flation," no growth, but hyperinflation. Interest rates were as high as 12%/13% for U.S. Treasury bonds, and I felt lucky to secure a 9 1/2% mortgage rate on our first house. We had a President and Vice President that both resigned as crooks. The
Arab oil exporting countries quadrupled the price of oil and we were reduced to driving 55 MPH on the highways. In 1987 we had a stock market that dropped 23% in one day, but recovered enough to end 1987 with positive returns.

The U.S. economy remains almost comatose. The economy is staggering under many structural burdens that will take years to work out. Among them:
the job drought, the debt hangover, the banking collapse, the real estate depression, the health care cost explosion, and runaway federal deficit. The above is a perfect description for where we are now; however, the quote is from a September 1992 Time Magazine article. Starting in 1992 the economy boomed for 16 years without a single down year until 2008.
In 1990 the evening news was intensely negative with stories revolving around Gulf War I, spiking oil prices (again), and the Savings & Loan crisis. In 1990 the Dow Jones average was at 2,800 when we wrote our shareholders asking them to visualize the Dow at 10,000 in the 2000. We hit the bull's-eye with our projections. The point I'm trying to make is to look past the troubles of today and visualize the future. You may not like the stock market for obvious reasons, but it offers significant investment value when compared to other investment alternatives such as bonds and real estate.

Interest Rates/Income Fund

The Income Fund is unchanged from last month's letter, but still up 3.3% for the year. That compares with the Lipper Short-Term and Intermediate-Term bond indices up 1.9% and 4.9% respectively.

Feel free to call with any questions or concerns.

Warm Regards,

Dick McCormick

NAV Value as of 9/9/11

Elite Income Fund: $10.70
Growth & Income:$14.03